
Mail Stop 3561

December 26, 2017

Bahir Manios
Chief Financial Officer
Brookfield Infrastructure Partners L.P
73 Front Street
Hamilton, HM 12, Bermuda

> **Re: Brookfield Infrastructure Partners L.P.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 7, 2017**
> **File No. 000-33632**

Dear Mr. Manios:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 3. Key Information

3.A Selected Financial Data, page 8

1.   You present here and on pages 10 and 99 the consolidated Non-IFRS measures of FFO, Adjusted FFO, and Adjusted EBITDA. These measures appear to be the sum of the respective segment measures presented in the segment note to the consolidated financial statement that are on a proportionate basis. Accordingly, these consolidated measures appear to be calculated using tailored accounting recognition and measurement methods. Please tell us how you determined that your disclosure of these measures complies with Question 100.04 of staff's Compliance and Disclosure Interpretations ("C&DI") on"Non-GAAP Financial Measures."

2. You present "Adjusted EBITDA," "Adjusted Earnings," "Adjusted Earnings per unit" and "Per unit FFO" for each of 2013 and 2012 without reconciliation to the most directly comparable IFRS measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your disclosure accordingly.

Item 5A. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Performance Targets and Key Measures, page 76

3. You present FFO per unit on pages 8, 99 and 104. On pages 6 and 106 you state FFO is a measure of operating performance. However, it appears FFO is a liquidity measure from disclosures on pages 51, 76, 110 and 114 that associate the measure with distributions to unitholders, liquidity and sources and uses of cash. Question 102.05 of the C&DI states a non-GAAP measure that can be used as a liquidity measure must not be presented on a per share basis, even if management presents it solely as a performance measure. Please revise your presentation accordingly.

Segmented Disclosures, page 86

4. Please discuss and analyze changes in components within each segment's results, for example, revenues and costs attributed to revenues, that materially impact the segment's results.   Your analysis should also discuss underlying drivers impacting variances in these items and quantify each variance factor cited. Refer to Item 5 and the instructions thereto in Form 20-F and SEC Releases 33-6835 and 33-8350 for guidance. Also, conform as appropriate the discussion and analysis within "Discussion of Segment Reconciling Items" on page 108.

Corporate and other, page 97

5. It appears pursuant to IFRS 8 that "corporate and other" is not a segment but a reconciling item. Accordingly, the non-IFRS measures presented for "corporate and other" here and on page 100 do not appear to be appropriate. Please revise your presentation as appropriate.

5. B Liquidity and Capital Resources, page 110

6. We note cash from operating activities as reported in the Consolidated Statements of Cash Flows increased by $121 million, or 19%, in 2016 from 2015. Please provide an analysis between comparative periods of material changes in cash flows of operating

activities. Your analysis should address the material drivers underlying factors cited and clearly explain how actual operating cash is impacted by them if not apparent. Please note that merely citing changes in working capital items and other items identified in the Consolidated Statements of Cash Flows, may not provide a sufficient basis to understand how operating cash between comparative periods changed. You should also quantify each factor cited. Refer to section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

Notes to Consolidated Financial Statements

Note 5. Acquisition of Businesses

a. Acquisition of Australian Ports Business, page F-28

7.   You state you tendered your 20% interest in Asciano Limited acquired in the fourth quarter of 2015 in the acquisition by you and others of all of the shares of Asciano Limited. Please tell us if you retained any ownership interest, direct or indirect, in Asciano Limited after this transaction. If you retained an ownership interest in Asciano Limited, tell us the percentage of the interest retained and how your retention of an interest was considered in determining the gain you recognized upon tendering your 20% interest.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Melissa Raminpour for

                                        Lyn Shenk
                                        Branch Chief
                                        Office of Transportation and Leisure